LZM 2025 Sustainability Report 2026 07 09 1 Lifezone Metals Publishes 2025 Sustainability Report Reflecting Strong Safety Record and Readiness for Kabanga Construction July 9, 2026 New York (USA) – Lifezone Metals Limited’s (NYSE: LZM) Chief Executive Officer, Chris Showalter, and Head of Sustainability, Catherine Nichas, today announced the publication of Lifezone’s Sustainability Report for the year ended December 31, 2025. The report outlines Lifezone’s comprehensive approach to environmental stewardship, social responsibility, safety and governance, and highlights the Company’s progress in embedding sustainability across its global operations including advancing the Kabanga Nickel Project toward construction. Highlights • The Kabanga Feasibility Study completed in July 2025, integrating sustainability-related impact throughout, ensuring a robust project plan aligned with international standards. • Maintenance of zero reportable environmental, health or safety incidents, with over 2.5 million hours worked without a Lost Time Injury at the Kabanga Site. • Full transition to the TANESCO grid power, reducing diesel consumption by 49% year-on-year, with 64.8% of grid energy via renewable sources. • Completion of 100% of cash compensation payments, of which a total of 97% of project affected households signed cash compensation agreements and received the monies, with the remainder deposited into an escrow account. • Setting of first sustainability-related key performance indicator for the Lifezone Group. Mr. Showalter commented: “This report reflects Lifezone’s unwavering commitment to doing things the right way from day one, through responsibility, transparency and always with a long-term view. The completion of the Kabanga Feasibility Study, with sustainability fully integrated, was a major achievement in the year as we ensure we are prepared for a project approval and construction phase. We are building a company that stakeholders can trust, and this report is a further testament to that.”

LZM 2025 Sustainability Report 2026 07 09 2 Ms. Nichas added: “In 2025, our focus was on readiness, strengthening stakeholder trust, and delivering meaningful impact. Ensuring that the foundations of our environmental and social activities are strong enough to carry us into construction and beyond. From deepening community engagement and advancing our critical assessments and studies we are embedding sustainability into the core of how we operate. As we look ahead, Lifezone Metals enters its next chapter, with priority given to what matters most. This report shows that commitment already shapes our decisions, and where it will shape the value we deliver as we scale. The full 2025 Sustainability Report is available on Lifezone’s website. Contact Investor Relations Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com If you would like to sign up for Lifezone Metals news alerts, please register here. Social Media LinkedIn | X | YouTube About Lifezone Metals Lifezone Metals (NYSE: LZM) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting. Our Kabanga Nickel Project in Tanzania is believed to be one of the world's largest and highest- grade development-ready nickel sulfide deposits. By pairing it with our Hydromet Technology, we are working to unlock a new source of nickel, copper and cobalt for the global battery metals markets and to empower Tanzania to achieve in-country beneficiation. Through our US-based recycling partnership, we are working towards applying our Hydromet Technology to the recovery of platinum, palladium and rhodium from responsibly sourced spent automotive catalytic converters. Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, supporting a circular economy for precious metals. www.lifezonemetals.com

LZM 2025 Sustainability Report 2026 07 09 3 Forward-Looking Statements Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, intentions and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements may be accompanied by words such as “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” “or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, and the development of, and processing of mineral resources at, the Kabanga Nickel Project, our approach to environmental stewardship, social responsibility, safety and governance (ESG), and other statements that are not historical facts. These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to economic and operational disruptions; global inflation and cost increases for materials and services; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; the outcome of any legal proceedings; our ability to obtain additional capital, including use of the debt market, future capital requirements and sources and uses of cash; events relating to environmental issues, social responsibility, safety and/or governance matters, expectations regarding product and technology development and pipeline; future acquisitions, partnerships, or other relationships with third parties; maintaining key strategic relationships with partners and customers; the timing and significance of contractual relationships; the development and processing of the mineral resources at the Kabanga Nickel Project; obtaining additional capital, including use of the debt market, future capital requirements, and sources and uses of cash; manage growth profitably and retain its key employees; the ability to finance the Kabanga Nickel Project, negotiations regarding the Framework Agreement and other commercial arrangements, the outcome of certain legal proceedings with Tanzania Revenue Authority, Lifezone’s ability to continue to operate as a going concern; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; meeting future liquidity requirements and complying with restrictive covenants related to long-term indebtedness; and dealing effectively with litigation, complaints, and/or adverse publicity. The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Undue reliance should not be placed on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results. Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication.